Exhibit 99.2
NEWS RELEASE
5 July 2007

Wolseley plc
Acquisitions Update
£15 million spent on five acquisitions taking total for bolt on acquisitions for the year to date to £374 million

Wolseley plc, the world’s largest specialist trade distributor of plumbing and heating products to professional contractors and a leading supplier of building materials, announced today five further bolt on acquisitions for an aggregate consideration of £15 million. In a full year, these bolt on acquisitions are expected to add approximately £28 million to total revenue.
Since the beginning of the financial year on 1 August 2006, a total of 41 bolt on acquisitions in Europe and North America have been completed for an aggregate consideration of approximately £374 million. These 41 acquisitions are expected to add approximately £656 million to Group revenue in a full year. Goodwill and intangible assets related to these acquisitions is estimated to be around £258 million. In addition, on 25 September 2006, Wolseley plc completed the acquisition of DT Group (formerly known as Danske Traelast) for an estimated consideration of £1,339 million, which brings aggregate acquisition spend for the year to £1,713 million.
Details of the latest five acquisitions are as follows:
North America
On 14 May 2007, Wolseley Canada acquired Maverick Supplies Limited (“Maverick”) from Kathy Davies, Rick Davies and Bergum Equities Inc. Maverick is a wholesale distributor of pipe, valves, fittings and industrial supplies to oil and natural gas companies and oilfield contractors with six locations in south central Alberta. In the year ended 30 September 2006, Maverick had revenue of CAD$17.5 million (£8.3 million) and gross assets of CAD$2.0 million (£0.9 million) at that date.
On 2 July 2007, Stock Building Supply acquired certain assets of Hollow Metal Specialists, Inc. (“HMS”) from Patricia, Michael, Patrick and Timothy Hilliard. HMS is a fabricator, distributor and installer of commercial doors, hardware and access control devices for commercial and institutional projects, based in Sarasota Florida. In the year ended 31 December 2006, HMS had revenue of $15.4 million (£7.7 million) and gross assets of $1.9 million (£1.0 million) at that date.
Europe
On 1 June 2007, Wolseley France acquired Etablissements Lebrun SAS (“Lebrun”) from Jean-Claude Lebrun, Anne-Sophie Thieffry, Marie-Charlotte Lebrun and Emerantine Lebrun. Lebrun is a generalist builders’ merchant based in one location south east of Paris. In the year ended 31 December 2006, Lebrun had total revenue of €2.8 million (£1.9 million) and gross assets of €0.5 million (£0.3 million) at that date.
On 1 June 2007, DT Group acquired H.R. Sandvold AS (“Sandvold”) from HS Investering AS and Bukkevik Invest AS. Situated in Haugesund, on the west coast of Norway, Sandvold is a plumbing wholesaler and in recent years has extended its product range into kitchens, bathrooms and bathroom accessories. This acquisition will enable DT Group to expand its lightside product offering to complement its extensive heavyside range. In the year ended 31 December 2006, Sandvold had revenue of NOK58.5 million (£4.9 million) and gross assets of NOK13.3 million (£1.1 million) at that date.
On 22 June 2007, DT Group acquired A/S Baagoe & Riber (“Baagoe & Riber”) from Baagoe & Riber Holding A/S, Hans Jorgen Riber, Ulla Riber, Susanne Riber, Jens Peter Riber and Marni Holmquist. Baagoe & Riber, a builders merchant, is based in Svendborg in the south of Funen, the second largest island in Denmark. In the year ended 31 December 2006, Baagoe & Riber had revenue of DKK51.8 million (£4.7 million) and gross assets of DKK20.9 million (£1.9 million) at that date.
The divisional split of the total acquisition spend since 1 August 2006 is:

		Spend
Division	No. of Acquisitions	£ Million
Europe	20	91

North America	21	283

TOTAL BOLT ONS	41	374

Acquisition of DT Group	1	1,339

TOTAL ACQUISITION SPEND	42	1,713
Chip Hornsby, Group Chief Executive of Wolseley said:
“We are pleased to announce these five bolt on acquisitions which continue to build on our strategy of growth through acquisitions and organic means. The acquisition of Sandvold introduces a specialist plumbing distributor into DT Group and HMS helps Stock Building Supply develop their commercial sales initiative.”
ENQUIRIES:

Guy Stainer	+44 118 929 8744
Group Investor Relations Director	+44 7739 778187

John English	+1 513 771 9000
Vice President, Investor Relations, North America	+1 513 328 4900

Brunswick	+44 20 7404 5959
Andrew Fenwick
Nina Coad

Exchange Rates
The following exchange rate has been used for the acquisitions noted above:
£1 = $2.00, £1 = CAD$2.10, £1 = €1.47, £1 = NOK11.92, £1 = DKK11.05

Certain statements included in this announcement may be forward-looking and may involve risks, assumptions and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements. Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company’s plans and objectives for future operations including, without limitation, discussions of the Company’s business and financial plans, expected future revenues and expenditures, investments and disposals, risks associated with changes in economic conditions, the strength of the plumbing and heating and building materials market in North America and Europe, fluctuations in product prices and changes in exchange and interest rates. All forward-looking statements in this respect are based upon information known to the Company on the date of this announcement. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. It is not reasonably possible to itemise all of the many factors and events that could cause the Company’s forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of the Company.

Notes to Editors
Wolseley plc is the world’s largest specialist trade distributor of plumbing and heating products to professional contractors and a leading supplier of building materials in North America, the UK and Continental Europe. Group revenue for the year ended 31 July 2006 was approximately £14.2 billion and operating profit, before amortisation of acquired intangibles, was £882 million. Wolseley has around 78,000 employees operating in 28 countries namely: UK, USA, France, Canada, Ireland, Italy, The Netherlands, Switzerland, Austria, Czech Republic, Hungary, Belgium, Luxembourg, Denmark, Sweden, Finland, Norway, Slovak Republic, Poland, Romania, Croatia, San Marino, Panama, Puerto Rico, Trinidad & Tobago, Mexico, Barbados and Greenland. Wolseley is listed on the London and New York Stock Exchanges (LSE: WOS, NYSE: WOS) and is in the FTSE 100 index of listed companies.
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